September 8, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ECM Energy Services Inc. (the “Company”) Registration Statement on Form S-1 filed March 31, 2014, as amended by Amendment No. 1 on Form S-1 filed April 24, 2014 (File No. 333-194897) (the “Registration Statement”)

Please be advised that the Company hereby requests withdrawal of the above-referenced Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on March 31, 2014 and has not been declared effective. The Company has determined not to proceed with the planned offering in lieu of entering into a sale of certain assets. Accordingly, the Company hereby requests withdrawal of the Registration Statement.

Very truly yours,

/s/ Kevin Groman

Name: Kevin Groman

Title: Chief Executive Officer